UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Tomkins plc
(Name of Issuer)
Ordinary Shares of 5p each
(Title of Class of Securities)
890030208
(CUSIP Number)

Robin McGee Bear Creek Inc. 220 South King Street P.O. Box 4742 Jackson, Wyoming 83001	Copies to: Thomas A. Richardson, Esq. Charles B. Bruce, Jr., Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		890030208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bear Creek Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization
Wyoming
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0
		8.	Shared Voting Power	90,399,455*
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	17,951,447**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
90,399,455*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
CO
*Consists of 9,252,759 Preference Shares (as defined herein) which are convertible into Ordinary Shares on the basis of 9.77 Ordinary Shares for each Preference Share. On March 2, 2006, Bear Creek Inc. delivered a notice of conversion to the Company, electing to convert 7,415,354 Preference Shares into 72,448,008 Ordinary Shares.

**Consists of 1,837,405 Preference Shares which are convertible at any time into Ordinary Shares on the basis of 9.77 Ordinary Shares for each Preference Share.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and restates in its entirety Amendment No. 1 to Schedule 13D filed on March 12, 2004 ("Amendment No. 1") by Bear Creek Inc., which amended and restated the initial Schedule 13D filed on August 8, 1996 (the "Initial Schedule 13D") by Charles C. Gates and related persons.

Item 1. Security and Issuer

This Amendment No. 2 relates to the Ordinary Shares of 5p each (the "Ordinary Shares"), of Tompkins plc, a U.K. corporation (the "Company"). The address of the principal executive offices of the Company is East Putney House, 84 Upper Richmond Road, London SW15 2ST, England.

Item 2. Identity and Background

(a)-(c) This Amendment No. 2 is filed on behalf of Bear Creek Inc., a Wyoming corporation ("Bear Creek").

The principal business of Bear Creek is trust administration and the provision of other fiduciary services. All of the outstanding capital stock of Bear Creek is owned by Gates Capital Management LLC, a Colorado limited liability company ("GCM"). The principal business of GCM is the provision of family office services.

The business address of Bear Creek is 220 South King Street, P.O. Box 4742, Jackson, Wyoming, 83001. The business address of GCM is 3575 Cherry Creek North Drive, Denver, Colorado 80209.

The (1) name, (2) position and (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Bear Creek and each manager of GCM (such executive officers, directors and managers, together with GCM, are collectively referred to herein as the "Control Persons") is set forth in the table below. Except as set forth below, the business address of each of the Control Persons who is an individual is c/o Gates Capital Management LLC, 3575 Cherry Creek North Drive, Denver, Colorado 80209.

Control Persons	Position with Bear Creek and/or GCM	Present Principal Occupation or Employment
Robin McGee	President, Bear Creek	President, Bear Creek 220 South King Street Post Office Box 4742 Jackson, Wyoming 83001
Diane G. Wallach	Director, Bear Creek	Executive Vice President, Secretary & Treasurer, Cody Resources LP* 3575 Cherry Creek North Drive Denver, Colorado 80209
Richard G. Kiely	Director, Bear Creek	Veterinarian P.O. Box 344 Encampment, Wyoming 82325
Charles G. Cannon	Director, Bear Creek	Investor
Frank R. Newell	Director, Bear Creek	Attorney Vandenberg, Newell, Curtis, Nelson and Schuur** Suite 400 City National Bank Building 11 Golden Shore Street Long Beach, California 90802
Frank C. Atherton	Director, Bear Creek; Manager, GCM	Investor
John S. Gates	Manager, GCM	Architect, Gates Architecture*** 811 E. Hopkins Aspen, Colorado 81611
Reynolds G. Cannon	Manager, GCM	Investor
Valerie Gates	Manager, GCM	Philanthropist
Sandra Kiely	Manager, GCM	Investor
James A. Woodruff III	Manager, GCM	Investor
Thomas C. Stokes	Manager, GCM	Manager, Gates Capital Management LLC 3575 Cherry Creek North Drive Denver, Colorado 80209

_________
* The principal business of Cody Resources LP is the ownership and management of real property.
** The principal business of Vandenberg, Newell, Curtis, Nelson and Schuur is the provision of general civil legal services.
*** The principal business of Gates Architecture is architectural design.

(d) and (e) None of Bear Creek or the Control Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above named individuals are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As previously reported in the Initial Schedule 13D, the Company acquired The Gates Corporation on July 29, 1996 (the "Acquisition"). The 9,252,759 voting cumulative perpetual convertible preference shares of the Company (the "Preference Shares") to which this Amendment No. 2 relates were acquired by various Gates family trusts (the "Gates Trusts") in the Acquisition, in exchange for the common stock of The Gates Corporation held by the Gates Trusts immediately prior to the Acquisition. Each Preference Share is convertible at any time at the election of the holder thereof into 9.77 Ordinary Shares. Bear Creek serves as the sole trustee of the Gates Trusts.

Item 4. Purpose of Transaction

Bear Creek

This Amendment No. 2 is being filed to report the Placing Transaction (as defined herein). (See Item 5(c) below for more details about the Placing Transaction).

As trustee of the Gates Trusts (as defined herein), Bear Creek may decide to sell any or all of the Perpetual Preference Shares beneficially owned by it, or to purchase additional Perpetual Preference Shares or Ordinary Shares (including American Depositary Shares representing Ordinary Shares ("ADS")) in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by Bear Creek of all relevant factors, including other business and investment opportunities available to the Gates Trusts, including opportunities to diversify holdings, economic conditions, stock market conditions, the availability and nature of opportunities to dispose of or acquire Perpetual Preference Shares or Ordinary Shares (including ADS), and other plans and requirements of the Gates Trusts.

Bear Creek does not currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, Bear Creek may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, Bear Creek may entertain discussions with, and proposals to, the other shareholders of the Company or to third parties.

Control Persons

To the best of Bear Creek’s knowledge and belief, Bear Creek states the following regarding the plans or proposals of the Control Persons: None of the Control Persons has any plans or proposals that relate to or would involve any of the matters described in Items 4(a) through (j) of Schedule 13D. Depending on the continuing assessment by any Control Person of all relevant factors, including other business and investment opportunities available to such Control Person, opportunities to diversify holdings, economic conditions, stock market conditions, the availability and nature of opportunities to dispose of or acquire Perpetual Preference Shares or Ordinary Shares (including ADS), and other factors that may arise in the future, any Control Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, any Control Person may entertain discussions with, and proposals to, other shareholders of the Company or to third parties.

Item 5. Interest in Securities of the Issuer

(a) and (b) Bear Creek

As of the date of this Amendment No. 2, Bear Creek beneficially owns 9,252,759 Preference Shares which are convertible into 90,399,455 Ordinary Shares. This amount represents approximately 10.5% of the total outstanding class of Ordinary Shares (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 773,889,884 Ordinary Shares issued and outstanding as of January 1, 2005, as reported in the Form 20-F of the Company for the fiscal year ended January 1, 2005). Bear Creek may be deemed to share voting power with its parent company, GCM, with respect to the 9,252,759 Preference Shares (convertible into 90,399,455 Ordinary Shares) to which this Amendment No. 2 relates and may be deemed to share dispositive power with GCM with respect to the 1,837,405 Preference Shares (convertible into 17,951,447 Ordinary Shares) not subject to the Placing Agreement (as defined herein).

Control Persons

To the best of Bear Creek’s knowledge and belief, Bear Creek states the following regarding the beneficial ownership of Ordinary Shares by the Control Persons:

Except as set forth below, none of the Control Persons beneficially owns any Ordinary Shares –

Name	Aggregate Number of Ordinary Shares Beneficially Owned*	Percent of Class**
Diane G. Wallach	771,830	0.1%
John S. Gates	1,323,094	0.2%
Reynolds G. Cannon	511,264	0.1%
James A. Woodruff III	737,283	0.1%

_________
* Consists of the right to acquire beneficial ownership of Ordinary Shares upon conversion of the Perpetual Preference Shares, which are convertible at any time at the election of the shareholder on the basis of 9.77 Ordinary Shares for each Perpetual Preference Share.

** Calculated in accordance with Rule 13d-3 of the Exchange Act, and based on 773,889,884 Ordinary Shares issued and outstanding as of January 1, 2005, as reported in the Form 20-F of the Company for the fiscal year ended January 1, 2005.

Diane G. Wallach owns directly 79,000 Preference Shares (convertible into 771,830 Ordinary Shares) which are not subject to the Placing Agreement; therefore, she has the sole voting and dispositive power with respect to such shares. John S. Gates owns directly 79,000 Preference Shares (convertible into 771,830 Ordinary Shares) which are not subject to the Placing Agreement; therefore, he has the sole voting and dispositive power with respect to such shares. James A. Woodruff III owns directly 23,134 Preference Shares (convertible into 226,107 Ordinary Shares) which are not subject to the Placing Agreement; therefore, he has the sole voting and dispositive power with respect to such shares.

Following the death of Charles C. Gates on August 28, 2005, John S. Gates and Reynolds G. Cannon became co-trustees, with James A. Woodruff III, of a trust that holds 52,330 Preference Shares (convertible into 511,264 Ordinary Shares), all of which shares are subject to the Placing Agreement. As a result, John S. Gates, Reynolds G. Cannon, and James A. Woodruff III share voting power, but do not have dispositive power with respect to such shares.

As the parent company of Bear Creek, GCM may be deemed to be the indirect beneficial owner of the 90,399,455 Ordinary Shares (on an as-converted basis) beneficially owned by Bear Creek and may be deemed (i) to share voting power with respect to such shares and (ii) to share dispositive power with respect to the 17,951,447 Ordinary Shares (on an as-converted basis) not subject to the Placing Agreement.

(c) Bear Creek has entered into a Placing Agreement with Merrill Lynch International ("Merrill Lynch"), dated March 1, 2006, as supplemented by the Terms of Sale, dated March 2, 2006 (the "Placing Agreement"), pursuant to which Bear Creek is required to deliver 72,448,008 Ordinary Shares (the "Sale Shares") to Merrill Lynch on March 9, 2006 against payment by Merrill Lynch of POUNDS3.18 per Sale Share, subject to certain conditions to closing (the "Placing Transaction"). Bear Creek's obligation to dispose of the Sale Shares is subject only to conditions that are outside of its control; however, until the closing of the Placing Transaction, Bear Creek retains voting rights with respect to the 9,252,759 Preference Shares to which this Amendment No. 2 relates. In connection with the Placing Transaction, on March 2, 2006, Bear Creek delivered a notice of conversion to the Company, electing to convert 7,415,354 Preference Shares (the "Conversion Shares") into 72,448,008 Ordinary Shares.

Following the death of Charles C. Gates on August 28, 2005, Diane G. Wallach and John S. Gates became co-trustees of a trust that held 112,537 Preference Shares (convertible into 1,099,486 Ordinary Shares). In accordance with the terms the trust, those shares were transferred to The Gates Foundation on February 10, 2006.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bear Creek and certain of the Control Persons (the "Shareholders") have certain registration rights relating to the Preference Shares and Ordinary Shares (the "Registrable Shares") under a Coordination Agreement dated July 29, 1996 (the "Coordination Agreement"). Pursuant to the Coordination Agreement, each Shareholder has the right to require the Company to use its best efforts to register under the Securities Act of 1933 and the securities or blue sky laws of any jurisdiction reasonably requested by such Shareholder all or a portion of his or her Registrable Shares for sale in accordance with the Shareholder’s intended method of disposition thereof and to require the Company to use its best efforts to cause such shares to be listed on the New York Stock Exchange and the London Stock Exchange. Such demand registration rights are subject to the condition that the Company may not be required to effect more than five demand registrations and may not be required to effect a demand registration with respect to Registrable Shares that represent in the aggregate fewer than 20 million Ordinary Shares on a fully diluted basis. In addition, if the Company reasonably determines that effecting a demand registration would (a) require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (b) likely have an adverse effect on any of the Company’s plans to engage in a financing transaction, merger, consolidation, tender offer or similar transaction, the Company may, subject to certain limitations, delay effecting a demand registration for up to 120 days after the Company makes such reasonable determination. The Company will pay all expenses relating to the performance of, or compliance with, demand registration under the Coordination Agreement.

Pursuant to the Placing Agreement, Bear Creek (in its capacity as trustee of the Gates Trusts and as agent for certain Control Persons (the "Sellers")), has appointed Merrill Lynch to act as its placing agent to procure purchasers for the Sale Shares. As placing agent, Merrill Lynch has arranged the Placing Transaction. The obligation of Merrill Lynch to effect the Placing Transaction is subject to certain conditions, including that the Sale Shares be admitted to listing on the UK Official List and to trading on the London Stock Exchange, and the obligations of Merrill Lynch and the Sellers to effect the Placing Transaction are subject to the condition that the Sale Shares be duly issued by the Company upon conversion of the Conversion Shares.

Item 7. Material to Be Filed as Exhibits

A. Coordination Agreement (previously filed as Exhibit A to Amendment No. 1)

B. Placing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bear Creek Inc.
Date: March 3, 2004	By:	/s/ Robin McGee
Name: Robin McGee
Title: President